Exhibit 12.1

Newfield Exploration Company

Computation of Ratios of Earnings (Loss) to Fixed Charges and Earnings (Loss) to Fixed Charges Plus Preferred Dividends

	For the Three
	Months Ended			Year Ended December 31,
	March 31, 2012		March 31, 2011	2011		2010		2009	2008	2007
Earnings:
Pre-tax income (loss) from continuing operations	$187		$(27)	$840		$829		$(885)	$(535)	$294
Fixed Charges:
Interest expense, including debt issue amortization	33		22	93		98		75	52	55
Capitalized interest	18		18	82		58		51	60	47
Interest portion of rent expense	1		1	5		4		3	3	2

Total fixed charges before preferred dividend requirements	52		41	180		160		129	115	104
Preferred dividend requirements	—		—	—		—		—	—	—

Total fixed charges and preferred dividend requirements	$52		$41	$180		$160		$129	$115	$104

Earnings (loss) before fixed charges (excludes capitalized interest) and preferred dividends	$221		$(4)	$938		$931		$(807)	$(480)	$351

Earnings (loss) before fixed charges (excludes capitalized interest)	$221		$(4)	$938		$931		$(807)	$(480)	$351

Ratio of earnings (loss) to fixed charges	4.2	x	— (2)	5.2	x	5.8	x	— (1)	— (1)	3.4	x

Ratio of earnings (loss) to fixed charges plus preferred dividends	4.2	x	— (2)	5.2	x	5.8	x	— (1)	— (1)	3.4	x

(1)	Earnings for 2008 and 2009 were insufficient to cover fixed charges by $595 million and $936 million, respectively, due to non-cash charges of $1.9 billion and $1.3 billion, respectively, associated with ceiling test writedowns in the respective periods.
(2)	Earnings for the first quarter of 2011 were insufficient to cover fixed charges by $45 million due to non-cash commodity hedging losses of $237 million.